UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-10888

TOTAL FINANCE USA, INC.

EMPLOYEE SAVINGS PLAN

800 Gessner, Suite 700 Houston, Texas 77024

TOTAL S.A.

2 place de la Coupole

La Defense 6

92400 Courbevoie France

Paris France

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Supplemental schedules, other than those listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee

TOTAL Finance USA, Inc. Employee Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the TOTAL Finance USA, Inc. Employee Savings Plan (the Plan) as of December 31, 2005 and 2004 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2005 and 2004 and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/S/ KPMG LLP
KPMG LLP

Houston, Texas

June 23, 2006

1

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2005 and 2004

	2005	2004
Assets:
Investments, at fair value	$65,228,027	66,165,405
Receivables:
Employee contributions	100,827	106,100
Company contributions	60,783	66,065

Total receivables	161,610	172,165

Net assets available for plan benefits	$65,389,637	66,337,570

See accompanying notes to financial statements.

2

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2005 and 2004

	2005	2004
Contributions:
Employee	$2,637,625	2,604,090
Company	1,618,710	1,635,853
Rollover	73,263	332,986

Total contributions	4,329,598	4,572,929

Investment income:
Loan interest	55,375	59,299
Interest	670,636	641,642
Dividends	2,527,530	956,922
Net appreciation (depreciation) in fair value of mutual funds	(320,230)	2,439,871
Net appreciation in fair value of TOTAL S.A. ADS	1,621,000	1,850,935

Total investment income	4,554,311	5,948,669

Payment to participants	9,827,862	8,127,728
Administrative expenses	3,980	2,951

Net increase (decrease) in net assets	(947,933)	2,390,919

Net assets available for plan benefits, beginning of year	66,337,570	63,946,651

Net assets available for plan benefits, end of year	$65,389,637	66,337,570

See accompanying notes to financial statements.

3

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(1)	Description of the Plan

The following description of the TOTAL Finance USA, Inc. Employee Savings Plan (the Plan), provides only general information. Participants should refer to the Plan document as amended for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan in which all employees of TOTAL Finance USA, Inc. (the Company) and certain of its affiliates are eligible to participate.

Regular, full-time employees are eligible to participate in the Plan on their date of hire unless they are covered under a collective bargaining agreement which does not provide for participation in the Plan or on expatriate service status with an affiliate that does not participate in the Plan. Temporary and part-time employees are eligible to participate in the Plan upon the completion of 1,000 hours of service in the first 12-month period of employment or any calendar year following their date of employment.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code). The Plan is administered by the Company and advised by a committee whose members are appointed by the Company’s board of directors (the Administrative Committee). The assets of the Plan are held and invested by Fidelity Management Trust Company (Fidelity or Trustee) who also serves as the Plan’s trustee.

(b)	Contributions and Vesting

Employees electing to participate may contribute from 1% to 75% of eligible compensation, as defined in the Plan document, to the Plan on a pretax basis, an after-tax basis, or combination thereof. The Company will make a matching contribution of up to 6% of the employee’s salary. The Company’s contributions vest 20% for each year of service.

Effective June 21, 2005, the Company amended the Plan to fully vest certain participants who are involuntarily terminated as a result of the reorganization of a participating affiliate.

Participants who are age 50 or older before the close of the plan year may elect to make a catch-up contribution, subject to certain limitations under the IRC ($4,000 per participant in 2005 and $3,000 per participant in 2004). The Company does not match employee catch up contributions.

Employee and Company contributions, as described, are subject to various limitations imposed by the Code. Under the terms of the Plan, employee pretax contributions are limited to amounts provided under Sections 402(g) of the Code.

Eligible participants may also elect to rollover distributions from a former employer’s qualified retirement plan or from a conduit individual retirement account.

4	(Continued)

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company matching contributions, and an allocation of Plan earnings or losses, net of administrative expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Payment of Benefits and Forfeitures

Distributions are made in a lump sum or for balances greater than $5,000 in installment payments as elected by the participant after termination of employment. Effective March 28, 2005, the Plan requires automatic distribution of participant accounts upon termination without the participant’s consent, of amounts less than $5,000. In the event the distribution is greater than $1,000 and the participant has failed to make a distribution election, the Plan will pay the distribution to an individual retirement account for the benefit of the participant designated by the Plan Administrator. Amounts less than $1,000 will be distributed directly to participants upon termination.

Distributions from the participant’s account invested in TOTAL S.A. American Depositary Shares (TOTAL S.A. ADS), are made in cash, unless the participant elects to receive the distribution in-kind with the value of fractional shares paid in cash. Distributions from other funds are made in cash.

While employed, a participant may make withdrawals from his or her Company or employee contribution accounts (as allowed under Internal Revenue Service (IRS) regulations) subject to certain restrictions as described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates financial hardship.

When a participant terminates employment, he or she is entitled to withdraw his or her total vested account balance. A participant’s nonvested percentage of the Company’s matching contribution shall become a forfeiture upon a participant’s termination of employment for reasons other than retirement, death, or permanent disability. Forfeitures are used to reduce the Company’s matching contributions for the Plan year. Forfeitures available to offset future Company contributions were $299,774 and $202,042 at December 31, 2005 and 2004, respectively.

(e)	Expenses

For the years ended December 31, 2005 and 2004, the Company paid all plan expenses except for loan and administration fees charged directly to participants.

(f)	Participant Loans

A participant may obtain loans from the Plan secured by the pledge of the participant’s account balance. Loans are to be greater than $1,000 and may not exceed the lesser of $50,000, less the participant’s highest outstanding loan balance during the preceding 12 months, or 50% of the participant’s vested account balance in the Plan. Loans bear interest at two percentage points above the five-year U.S. treasury note rate or the standard lending rate for twenty-year, fixed-rate home mortgage loans if the loan is to acquire the principal residence of the participant (home loans). Interest rates range from 4.6% to 10.5% at December 31, 2005 and December 31, 2004. Home loans can be repaid at terms up to twenty years; other loans have terms of five years. Maturity dates at December 31, 2005 range from January 2006 to March 2024.

5	(Continued)

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(g)	Investment Options

Participants may allocate their contributions (in multiples of 1%) and those of the Company among multiple mutual funds, a common/collective trust fund (the Fidelity Managed Income Portfolio) and TOTAL S.A. ADS.

Employees may change their contribution allocation between investment options for future contributions and transfer prior contributions and associated earnings between investment options subject to certain restrictions set forth in the Plan.

During 2005, the Dreyfus Founders Balanced Fund, Fidelity Aggressive Growth Fund and Fidelity Overseas Fund were removed and the following funds were added as investment options: Baron Growth Fund, American Balanced Fund, Morgan Stanley International Equity Portfolio, Pimco Total Return Fund, Lazard Emerging Markets Portfolio, Calamos Growth Fund, JPMorgan Mid Cap Value Fund, Goldman Sachs Small Cap Value Fund, American Beacon Large Cap Value Fund, Fidelity International Discovery Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2015 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2025 Fund, Fidelity Freedom Fund 2030 Fund, Fidelity Freedom 2035 Fund, and Fidelity Freedom 2040 Fund.

(h)	Plan Termination

Upon termination of the Plan, each participant would immediately become fully vested in his or her contributions, and the total amount in each participant’s account would be distributed to such participant. The rights of affected participants to their accounts as of the date of termination shall be nonforfeitable.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(b)	Valuation of Investments

Quoted market prices are used to determine the fair value of the investments in mutual funds and TOTAL S.A. ADS. The common/collective trust fund is valued at fair value as determined by the issuer of the common/collective trust fund. Participant loans are valued at cost which approximates fair value. Securities transactions are recorded on the trade date. Interest is recorded as earned and dividends are recorded on the ex-dividend date.

The Fidelity Managed Income Portfolio invests primarily in guaranteed investment contracts (GICs) and synthetic GICs. The GICs and synthetic GICs are fully benefit-responsive and are recorded at contract value, which approximates fair value. Contract value is determined based on invested principal plus interest earned thereon. The effective yield of the common/collective trust fund was 3.8% and 4.04% for the years ended December 31, 2005 and 2004, respectively.

6	(Continued)

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

Net appreciation from mutual funds includes realized gains (losses) on the sale of investments, and unrealized appreciation (depreciation) in fair value of investments. Net appreciation in fair value of TOTAL S.A. ADS includes realized gains (losses) on the sale of TOTAL S.A. ADS and unrealized appreciation (depreciation) in fair value of TOTAL S.A. ADS.

(c)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein. Actual results could differ from those estimates.

(d)	Payment of Benefits

Payment to participants are recorded as the benefits are paid.

(3)    Investments

The fair market values of individual assets that represent 5% or more of the Plan’s net assets at December 31, 2005 and 2004 are separately identified as follows:

2005:
Calamos Growth Fund	$3,293,992
Fidelity International Discovery Portfolio	3,674,747
Fidelity Growth & Income Portfolio	9,566,203
Fidelity Magellan Fund	5,081,335
Fidelity Managed Income Portfolio	14,094,254
Fidelity Retirement Money Market Portfolio	4,055,797
Spartan U.S. Equity Index Fund	4,738,217
TOTAL S.A. American Depositary Shares	11,127,963
2004:
Fidelity Aggressive Growth Fund	$3,668,808
Fidelity Growth & Income Fund	11,426,173
Fidelity Magellan Fund	5,766,446
Fidelity Managed Income Portfolio	15,972,009
Fidelity Overseas Fund	3,413,258
Fidelity Retirement Money Market Portfolio	4,006,912
Spartan U.S. Equity Index Fund	5,660,050
TOTAL S.A. American Depositary Shares	11,527,078

(4)	TOTAL S.A. American Depositary Shares

Each participant is entitled to exercise voting rights attributable to the TOTAL S.A. ADS allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. If the participant does not direct the Trustee as to the voting of the TOTAL S.A. ADS , the Trustee will vote the TOTAL S.A. ADS in the same proportion as the votes received by the Trustee.

7	(Continued)

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(5)	Concentration of Investments

The Plan’s investment in TOTAL S.A. ADS represents approximately 17% of total investments as of December 31, 2005 and 2004. TOTAL S.A. is an international integrated oil and gas and specialty chemical company which engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

(6)	Party-in-Interest Transactions

The Plan engages in investment transactions with funds managed by Fidelity, the Trustee, a party-in-interest with respect to the Plan. In addition, the Plan holds TOTAL S.A. ADS. These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the Code.

(7)	Income Tax Status

The Plan obtained its latest determination letter on October 27, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the letter; however, the Plan Administrator believes that the Plan is designed and continues to operate in compliance with the applicable requirements of the Code. Therefore, the Plan Administrator believes that the Plan is qualified, and the related trust is tax-exempt as of December 31, 2005 and 2004.

(8)	Risks and Uncertainties

The Plan provides for investments in mutual funds, a common/collective trust fund, and TOTAL S.A. ADS. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that significant changes in the values of investment securities will occur in the near term.

(9)	Subsequent Events

With regard to the TOTAL S.A. ADS, pursuant to the proposal approved at the TOTAL S.A. Annual Meeting of May 12, 2006, and effective May 17, 2006, TOTAL S.A. ADS split 2-for-1.

Also approved at the TOTAL S.A. Annual Meeting was the spin-off of certain of the TOTAL S.A. chemical business segments by the distribution of Arkema S.A. American Depositary Shares (Arkema ADS) to holders of TOTAL S.A. ADS. This distribution provides each holder of twenty (20) TOTAL S.A. ADS held on May 17, 2006, including the Plan, one (1) Arkema ADS. The Arkema ADSs were methodically liquidated by the Plan and the cash proceeds were reinvested in to the TOTAL S.A. ADS investment option.

8

TOTAL FINANCE USA, INC. EMPLOYEE SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue	Description of investment	Current value
American Beacon Funds	American Beacon Large Cap Value Fund	$966,526
American Funds, Inc.	American Balanced Fund Class A	1,296,532
Baron Funds	Baron Growth Fund	826,414
Calamos Investments	Calamos Growth Fund	3,293,992
Fidelity Investments*	Fidelity Cash Reserves	2,050
Fidelity Investments*	Fidelity Freedom 2010 Fund	25,624
Fidelity Investments*	Fidelity Freedom 2015 Fund	422,298
Fidelity Investments*	Fidelity Freedom 2020 Fund	122,263
Fidelity Investments*	Fidelity Freedom 2025 Fund	23,830
Fidelity Investments*	Fidelity Freedom 2035 Fund	104,652
Fidelity Investments*	Fidelity Freedom 2040 Fund	180,715
Fidelity Investments*	Fidelity Growth & Income Portfolio	9,566,203
Fidelity Investments*	Fidelity Institutional Short-Intermediate Government Fund	2,220,867
Fidelity Investments*	Fidelity International Discovery Fund	3,674,747
Fidelity Investments*	Fidelity Magellan Fund	5,081,335
Fidelity Investments*	Fidelity Managed Income Portfolio	14,094,254
Fidelity Investments*	Fidelity Retirement Money Market Portfolio	4,055,797
Fidelity Investments*	Spartan U.S. Equity Index Fund	4,738,217
Goldman Sachs Asset Management	Goldman Sachs Small Cap Value Fund	148,369
JPMorgan Asset Management	JPMorgan Mid Cap Value Fund	735,918
Lazard Retirement Series, Inc.	Lazard Emerging Markets Portfolio	892,047
Morgan Stanley	Morgan Stanley International Equity Portfolio	54,911
PIMCO Funds	PIMCO Total Return Fund	621,129
TOTAL S.A.*	TOTAL S.A. American Depositary Shares	11,127,963
Participant loans*	Interest rates ranging from 4.6% to 10.5%
	Maturity dates ranging from January 2006 to March 2024	951,374

		$65,228,027

*	Indicates a party in interest.

See accompanying report of independent registered public accounting firm.

9

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DATE: June 28, 2006	TOTAL Finance USA, Inc. Employee Savings Plan

	By:	/s/ John Powell
Plan Administrator and
Administrative Committee Member

INDEX TO EXHIBIT

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm